Exhibit 99.1

Osler, Hoskin & Harcourt llp Box 50, 1 First Canadian Place Toronto, Ontario, Canada M5X 1B8 416.362.2111 main
416.862.6666 facsimile Toronto Montréal Ottawa Calgary New York

January 5, 2009	Our Matter Number: 1113340
Bank of Montreal
100 King Street West
1 First Canadian Place
Toronto, Ontario M5X 1A1
Canada
Dear Mesdames/Sirs:
We have served as Canadian counsel for Bank of Montreal, a Canadian chartered bank (the “Bank”), in connection with the amendment and restatement of the Bank’s Shareholder Dividend Reinvestment and Share Purchase Plan (the “Plan”). As such counsel, we have examined such matters of law and documents as we have deemed necessary or advisable in order to enable us to express the opinion hereinafter set forth, including the registration statement on Form F-3 of the Bank filed with the Securities and Exchange Commission in respect of the Bank’s common shares issued pursuant to the Plan and the supplement thereto being filed in connection with the amendment and restatement of the Plan (together, the “Registration Statement”). We also have examined the originals, or duplicate, certified, conformed, telecopied or photostatic copies, of such corporate records, agreements, documents and other instruments and have made such other investigations as we have considered necessary or relevant for the purposes of this opinion.
With respect to the accuracy of factual matters material to this opinion, we have relied upon certificates or comparable documents and representations of public officials and of officers and representatives of the Bank. In giving this opinion, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to authentic original documents of all documents submitted to us as duplicates, certified, conformed, telecopied or photostatic copies and the authenticity of the originals of such latter documents.
Based upon and relying on the foregoing, we are of the opinion that upon the issuance of the common shares of the Bank for the consideration stated in the prospectus constituting a part of the above-mentioned Registration Statement and otherwise pursuant to, and in accordance with, the Plan and the Registration Statement, such common shares will be legally issued, fully paid and non-assessable.
This opinion is based upon and limited to the laws of the Province of Ontario and the federal laws of Canada applicable therein.

We hereby consent to the filing of this opinion as an exhibit to the above-mentioned Registration Statement of the Bank and to the use of our name and the reference to our firm in the said Registration Statement.
Yours very truly,
(Signed by Osler, Hoskin & Harcourt LLP)
AJM/DVD